UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2008

Commission File Number 2-39621

_____



United Fire & Casualty Company

(Exact name of registrant as specified in its charter)

_____

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 28, 2008, we issued a press release announcing our financial results for the quarter ended June 30, 2008. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated July 28, 2008, announcing our financial results for the quarter ended June 30, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

July 28, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE & CASUALTY COMPANY

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO
319-399-5700

United Fire & Casualty Company Reports June 30, 2008 Earnings

- **Second quarter loss of $0.06 per diluted share/Year to date earnings of $.68 per diluted share**
- **Second quarter combined ratio of 114.1%/Year to date combined ratio of 100.3%**
- **Book value per share of $26.88 as of June 30, 2008**

Cedar Rapids, July 28, 2008 – United Fire & Casualty Company (NASDAQ: UFCS) today reported a net loss of $1.5 million, or $.06 per diluted share for the second quarter of 2008, compared to a net income of $31.3 million or $1.13 per diluted share for the second quarter of 2007. For the first six months of 2008, net income was $18.6 million, or $.68 per diluted share, compared to $65.9 million, or $2.38 per diluted share, for the six months ended June 30, 2007.

For the second quarter of 2008, we had an operating loss of $2.1 million, or $.08 per share, compared to operating income of $30.3 million, or $1.09 per share for the second quarter of 2007. Operating income for the current year was $18.7 million, or $.69 per share, compared to $63.6 million, or $2.30 per share, for the prior year. Net and operating income per share for the six months ended June 30, 2008 decreased by 71.4 percent and 70.0 percent, respectively, from the prior year. Operating income is a Non-GAAP financial measure, which we define as net income excluding realized investment gains and losses and related federal income taxes.

Consolidated Highlights	Three Months Ended June 30,			Six Months Ended June 30,		
(Dollars in Thousands Except Per Share Data)	**2008**	2007	**%**	**2008**	2007	**%**
Consolidated revenues	$ **152,246**	$ 158,450	-3.9 %	$ **302,289**	$ 314,550	-3.9 %
Net income (loss)	**(1,523)**	31,252	-104.9 %	**18,604**	65,862	-71.8 %
Weighted average shares outstanding	**27,153,114**	27,657,420	-1.8 %	**27,171,955**	27,654,419	-1.7 %
Basic earnings (loss) per common share	**(0.06)**	1.13	-105.3 %	**0.68**	2.38	-71.4 %
Diluted earnings (loss)per common share	**(0.06)**	1.13	-105.3 %	**0.68**	2.38	-71.4 %
Operating income (loss) [1]	**(2,137)**	30,277	-107.1 %	**18,740**	63,591	-70.5 %
Operating income (loss) per share [1]	**(0.08)**	1.09	-107.3 %	**0.69**	2.30	-70.0 %
Book value per share	**26.88**	26.52	1.4 %	**26.88**	26.52	1.4 %
Cash dividends declared per common share	**0.15**	0.135	11.1 %	**0.30**	0.27	11.1 %
Pre-tax catastrophe losses [1] [2]	**13,359**	3,181	320.0 %	**16,379**	5,647	190.0 %
Effect on after-tax earnings	**0.32**	0.07	357.1 %	**0.39**	0.13	200.0 %
Effect on combined ratio	**11.6 %**	2.7 %	329.6 %	**7.2 %**	2.4 %	200.0 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) This number does not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina.

"It is said that bad things happen in threes, but we did one better than that in the second quarter of 2008," said President & CEO Randy Ramlo. "Between April and June, we were hit with a large adverse court decision, a deteriorating investment environment, a surge in catastrophe losses, and a record-breaking flood that caused extensive damage to our corporate headquarters in Cedar Rapids, Iowa. The combination of these events had a significant impact on our overall performance in the second quarter.

"As we reported on June 6, our company received notice of an adverse decision by a Federal Court jury in New Orleans, Louisiana, in a lawsuit related to Hurricane Katrina. Unfortunately, the judge let the verdict stand and, although we are appealing the jury's decision, we recorded a net loss after reinsurance of $10.8 million ($7.0 after-tax), which is included in our second quarter loss results. The losses related to this case are not included in the catastrophe losses that we are reporting for the second quarter of 2008.

"During the second quarter, the investment environment deteriorated sharply, which we attribute to the credit and mortgage crisis. Although we have no direct exposure to these markets, we, like the rest of the insurance industry, are feeling an indirect impact on the fair value of our investments. The area most impacted was our holdings of investments in financial institutions. Our portfolio is made up predominantly of fixed-income investments, which is in line with our conservative approach to the management of investments.

"Our company had losses from 19 catastrophes occurring in the second quarter totaling approximately $12 million, which is nearly four times the amount we had for the same period in 2007. Of this $12 million, the largest loss was approximately $3 million from the tornado that struck Parkersburg, Iowa, on May 25, 2008. Despite this surge in catastrophe-related losses, we remain confident in our risk selection and concentrations of risk.

"In June, our corporate headquarters was forced to close temporarily due to historic flooding in Cedar Rapids that caused extensive damage to the first and lower levels of our buildings. Our disaster recovery plan was effective in allowing us to access and restore all of our major automated processing systems within 24 hours of the flood, as well as have a temporary office for more than 200 employees up and running within one week. The efforts of our employees in our home office and our branch offices in implementing the disaster recovery plan was truly heroic, with many working around the clock to get us back in operation.

"Although our employees in the Cedar Rapids area continue to work from a temporary office, it is business as usual at United Fire Group. There are a few minor technical issues yet to resolve, but we have worked around them and are not only maintaining our current book of business, but we are also actively processing new business.

"Our company recorded approximately $4 million of flood-related expenses in the second quarter, and we anticipate incurring additional expenses even after the recovery under our insurance. We feel the impact of the flood on our company is more emotional than financial, with several employees personally affected by the flood and many company keepsakes forever lost. Through this experience we have learned a great deal, making us a stronger company.

"So, despite everything we've endured this quarter, we are hopeful that we will experience a return to normal during the second half of the year. The reconstruction at our corporate headquarters remains on schedule, and we plan to have our employees begin reoccupying the buildings later this summer."

Ramlo also commented on the second quarter results of our life insurance segment: "In the second quarter, our life insurance segment produced a net income of $2.6 million. This segment provides us with a stable flow of net income, which is especially important with the continuing soft market conditions in the property and casualty industry. We are encouraged by the double digit increase in new premium in traditional life products in the first six months of 2008."

Consolidated supplementary financial information

Income Statement:	Three Months Ended June 30,				Six Months Ended June 30,			
(Dollars in Thousands)	**2008**		2007		**2008**		2007	
Revenues								
Net premiums written [(1)]	$	**129,212**	$	136,344	$	**262,079**	$	264,636
Net premiums earned	$	**123,274**	$	125,939	$	**246,217**	$	248,557
Investment income, net of investment expenses		**27,844**		30,872		**55,899**		62,252
Realized investment gains (losses)		**944**		1,500		**(210)**		3,494
Other income		**184**		139		**383**		247
Total Revenues		**152,246**		158,450		**302,289**		314,550
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**100,707**		60,168		**168,189**		112,045
Increase in liability for future policy benefits		**5,360**		2,888		**11,206**		6,996
Amortization of deferred policy acquisition costs		**32,029**		33,687		**64,555**		66,621
Other underwriting expenses		**5,568**		5,731		**12,488**		12,158
Flood charges and other related expenses		**3,753**		-		**3,753**		-
Interest on policyholders' accounts		**10,217**		10,797		**20,663**		22,026
Total Benefits, Losses and Expenses		**157,634**		113,271		**280,854**		219,846
Income (loss) before income taxes		**(5,388)**		45,179		**21,435**		94,704
Federal income tax expense (benefit)		**(3,865)**		13,927		**2,831**		28,842
Net Income (Loss)	$	**(1,523)**	$	31,252	$	**18,604**	$	65,862

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet:	June 30, 2008		December 31, 2007	
(Dollars in Thousands)				
Total cash and investments	$	**2,320,607**	$	2,399,141
Total assets		**2,769,158**		2,760,554
Future policy benefits and losses, claims and loss settlement expenses	$	**1,714,061**	$	1,681,060
Total liabilities		**2,042,733**		2,009,057
Net unrealized investment gains, after tax	$	**53,875**	$	85,579
Total stockholders' equity		**726,425**		751,497

Property and casualty insurance

Property & Casualty Insurance Financial Results: (Dollars in Thousands)	Three Months Ended June 30, **2008**	2007	Six Months Ended June 30, **2008**	2007
Revenues				
Net premiums written [1]	**$ 121,069**	$ 128,913	**$ 244,512**	$ 249,255
Net premiums earned	**$ 115,014**	$ 118,176	**$ 228,366**	$ 232,481
Investment income, net of investment expenses	**9,268**	11,150	**18,060**	22,343
Realized investment gains	**1,205**	1,149	**1,332**	2,467
Other income (loss)	**(18)**	5	**(29)**	13
Total Revenues	**125,469**	130,480	**247,729**	257,304
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**98,126**	55,593	**161,739**	103,167
Amortization of deferred policy acquisition costs	**29,071**	30,589	**58,722**	60,355
Other underwriting expenses	**3,987**	3,856	**8,632**	8,075
Flood charges and other related expenses	**3,753**	-	**3,753**	-
Total Benefits, Losses and Expenses	**134,937**	90,038	**232,846**	171,597
Income (loss) before income taxes	**(9,468)**	40,442	**14,883**	85,707
Federal income tax expense (benefit)	**(5,310)**	12,263	**515**	25,682
Net Income (Loss)	**$ (4,158)**	$ 28,179	**$ 14,368**	$ 60,025
GAAP combined ratio:				
Net loss ratio	**85.3 %**	47.0 %	**70.8 %**	44.4 %
Expense ratio [3]	**28.8 %**	29.1 %	**29.5 %**	29.4 %
Combined ratio	**114.1 %**	76.1 %	**100.3 %**	73.8 %
Combined ratio (without catastrophes) [2]	**102.4 %**	73.4 %	**93.1 %**	71.4 %
Statutory combined ratio: [1]				
Net loss ratio	**85.4 %**	47.5 %	**70.9 %**	45.0 %
Expense ratio	**27.7 %**	29.0 %	**28.7 %**	29.5 %
Combined ratio	**113.1 %**	76.5 %	**99.6 %**	74.5 %
Combined ratio (without catastrophes) [2]	**101.5 %**	73.8 %	**92.4 %**	72.1 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) This number does not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina.
(3) The GAAP expense ratio does not include the $3.8 million in flood charges which were incurred in the second quarter of 2008.

Highlights for the Three- and Six-Month Periods Ended June 30, 2008 and 2007:

- Net premiums written decreased in the second quarter of 2008 and year-to-date as compared to the same periods in 2007. The competitive market continues to affect our growth. We have also experienced some delay in recording premium written due to state regulations which allowed policyholders in flood affected areas additional remittance time.
- The commercial lines pricing environment continues to be competitive, with an average of low-single digit percentage decreases in premium pricing during the quarter. Each of our underwriting branches continued to experience pressure on renewals, especially midsize and large accounts. We also began to experience more competition in the workers' compensation line in the Midwestern states. For the first time in this soft market cycle we are seeing competition in our coastal business, which includes the states of Florida, Alabama and Texas.
- Although the commercial premium pricing decrease during the quarter was modest, it is a continuation of a trend of gradual decreases in premium level for some lines of business dating back to the third quarter of 2004.

- The personal lines pricing environment also continues to be very competitive both in the auto and homeowners lines of business. The premium level, however, remained unchanged from the first quarter of 2008.
- Policy retention remained strong in both personal and commercial lines of business, with a slight percentage increase in commercial lines and a slight percentage decrease in personal lines from the first quarter of 2008.

Six months ended June 30		2008				2007		
(Dollars in Thousands)		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines:								
Other liability [1]	$	67,348 $	33,187	49.3%	$	67,563 $	17,907	26.5%
Fire and allied lines [2]		54,624	61,417	112.4		59,878	33,892	56.6
Automobile		49,981	35,186	70.4		48,439	28,405	58.6
Workers' compensation		25,998	14,533	55.9		23,668	9,576	40.5
Fidelity and surety		10,152	1,479	14.6		9,857	404	4.1
Miscellaneous		421	(36)	(8.6)		432	111	25.7
Total commercial lines	$	208,524 $	145,766	69.9%	$	209,837 $	90,295	43.0%
Personal lines:								
Fire and allied lines [3]	$	10,629 $	7,678	72.2%	$	10,459 $	6,676	63.8%
Automobile		6,303	5,322	84.4		7,140	4,117	57.7
Miscellaneous		157	904	N/A		158	319	N/A
Total personal lines	$	17,089 $	13,904	81.4%	$	17,757 $	11,112	62.6%
Reinsurance assumed	$	2,753 $	2,069	75.2%	$	4,887 $	1,760	36.0%
Total	$	228,366 $	161,739	70.8%	$	232,481 $	103,167	44.4%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

- For the second quarter of 2008, our combined ratio deteriorated by 38.0 points to 114.1 percent as compared to the second quarter of 2007, due to a higher loss ratio. Year-to-date, our combined ratio deteriorated by 26.5 points to 100.3 as compared to the same period in 2007. Loss and loss settlement expenses increased 76.5 percent to $98.1 million due to increased catastrophe losses, an increase in severity in our other liability lines and an adverse court decision during the second quarter of 2008. Net premiums earned decreased by 2.7 percent to $115.0 million. Partially offsetting the increase in the loss ratio was the expense ratio, which decreased by .3 points to 28.8 percent.

Life insurance

Life Insurance Financial Results:		Three Months Ended June 30,			Six Months Ended June 30,		
(Dollars in Thousands)		**2008**		2007	**2008**		2007
Revenues							
Net premiums written [(1)]	$	**8,143**	$	7,431	$ **17,567**	$	15,381
Net premiums earned	$	**8,260**	$	7,763	$ **17,851**	$	16,076
Investment income, net of investment expenses		**18,576**		19,722	**37,839**		39,909
Realized investment gains (losses)		**(261)**		351	**(1,542)**		1,027
Other income		**202**		134	**412**		234
Total Revenues		**26,777**		27,970	**54,560**		57,246
Benefits, Losses and Expenses							
Losses and loss settlement expenses		**2,581**		4,575	**6,450**		8,878
Increase in liability for future policy benefits		**5,360**		2,888	**11,206**		6,996
Amortization of deferred policy acquisition costs		**2,958**		3,098	**5,833**		6,266
Other underwriting expenses		**1,581**		1,875	**3,856**		4,083
Interest on policyholders' accounts		**10,217**		10,797	**20,663**		22,026
Total Benefits, Losses and Expenses		**22,697**		23,233	**48,008**		48,249
Income before income taxes		**4,080**		4,737	**6,552**		8,997
Federal income tax expense		**1,445**		1,664	**2,316**		3,160
Net Income	$	**2,635**	$	3,073	$ **4,236**	$	5,837

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Highlights for the Three- and Six-Month Periods Ended June 30, 2008 and 2007:

- Net premiums earned increased in both the second quarter of 2008 and year-to-date, due to the growth in sales of our traditional products, primarily single premium whole life insurance.
- In the first six months of 2008, we experienced a net cash outflow of approximately $25.4 million related to our annuity business, compared to a $55.5 million net cash outflow during the first six months of 2007.
- Investment income is down approximately 5.0 percent both in the second quarter of 2008 and year-to-date, primarily due to a significant decrease in short-term interest rates as well as a decrease in our portfolio of invested assets, as compared to this period in 2007.
- The liability for future policy benefits was $2.5 million greater in the second quarter 2008 and $4.2 million greater for the first six months of 2008, as compared to the same periods in 2007 primarily due to an increase in sales of our traditional life insurance products.
- The reduction in annuity balances was the primary contributor to the decrease in interest on policyholders' accounts in 2008 as compared to 2007, as well as a decline in credited interest rates on in-force annuity contracts.

Consolidated investment and equity information

Investment income decreased by 10.2 percent to $55.9 million in the first six months of 2008, as compared to the first six months of 2007. The decrease between years was the result of lower market interest rates for this period in 2008 as compared to the same period in 2007 and the contraction of our annuity business.

Realized investment gains and losses decreased $3.7 million in the first six months of 2008, as compared to the first six months of 2007, due to the call of fixed maturity securities in our life insurance segment, as well as a change in the market value of our trading securities portfolio.

As of June 30, 2008, we recorded net unrealized gains, after tax, of $53.9 million, compared to $85.6 million at December 31, 2007. In the first six months of 2008, depressed bond and stock prices, particularly our holdings of investments in financial institutions, contributed to the decrease in unrealized gains. We attribute the decreased stock prices to current market conditions.

During the first six months of 2008, we repurchased a total of 174,564 shares of our common stock for $5.2 million at an average price per share of $29.96. As of June 30, 2008, we had authorization from the Board of Directors to repurchase an additional 515,103 shares of our common stock.

Non-GAAP financial measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income is net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies. We include this measurement because we believe it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating the company's financial condition and results of operations.

(Dollars in Thousands Except Per Share Data)	Three Months Ended June 30,				Six Months Ended June 30,			
	2008		2007		**2008**		2007	
Net income (loss)	$	**(1,523)**	$	31,252	$	**18,604**	$	65,862
After-tax realized (gains) losses		**(614)**		(975)		**136**		(2,271)
Operating income (loss)	$	**(2,137)**	$	30,277	$	**18,740**	$	63,591
Basic earnings (loss) per share	$	**(0.06)**	$	1.13	$	**0.68**	$	2.38
Operating income (loss) per share		**(0.08)**		1.09		**0.69**		2.30

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, net of what we are charged for reinsurance policies. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for reinsurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. We report premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate premiums written as a measure of business production for the period under review.

(Dollars in Thousands)	Three Months Ended June 30,				Six Months Ended June 30,			
	2008		2007		**2008**		2007	
Net premiums written	$	**129,212**	$	136,344	$	**262,079**	$	264,636
Net change in unearned premium		**(5,380)**		(9,141)		**(15,235)**		(13,294)
Net change in prepaid reinsurance premium		**(558)**		(1,264)		**(627)**		(2,785)
Net premiums earned	$	**123,274**	$	125,939	$	**246,217**	$	248,557

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(Dollars in Thousands)	Three Months Ended June 30,				Six Months Ended June 30,			
	2008		2007		**2008**		2007	
ISO catastrophes [1]	$	**12,605**	$	2,892	$	**15,621**	$	5,331
Non-ISO catastrophes		**754**		289		**758**		316
Total catastrophes [1]	$	**13,359**	$	3,181	$	**16,379**	$	5,647

(1) This number does not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina.

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

*　　　*　　　*

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the second consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008 and in our report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on April 25, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.